September 24, 2021

Via Edgar

Mr. Jason Drory

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re: Jin Medical International Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 30, 2021

CIK No. 0001837821

Dear Mr. Drory:

This letter is in response to the letter dated July 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (the “F-1”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 submitted on June 30, 2021

Prospectus Summary

Overview, page 1

1.	We note your updated disclosure at the top of page 3 and it appears that your statement of financial results for the last two fiscal years is inconsistent with your disclosure elsewhere in your draft registration statement. Please revise your statement that your “revenue was $16,193,763 and $20,366,846 for the fiscal years 2019 and 2020, respectively; [y]our net income was $2,205,998 and $3,647,510 for the fiscal years 2019 and 2020, respectively.”

Response: We acknowledge the Staff’s comment and revised the statement of financial results for the last two fiscal years on page 5 of the F-1.

Material Income Tax Considerations, page 148

2.	We note your response to prior comment 33 and revised disclosure on page 148. Please update your exhibit index accordingly to reflect that Maples and Calder (Hong Kong) LLP, your Cayman Islands counsel, is providing a tax opinion.

Response: We acknowledge the Staff’s comment and updated the exhibit index accordingly to reflect that Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, is providing a tax opinion.

Consolidated Financial Statements

Employee Benefits, page F-19

3.	You indicate in your responses to prior comments 35 and 36 that you have not received any notice or announcement from relevant government authorities indicating that your practice relating to employees’ social security premiums payments or housing funds are in violation of existing applicable laws and regulations. Notwithstanding this lack of notice or announcement, please clarify if your practices are in accordance with existing applicable laws and regulations. If not, address the need to revise your financial statements to fully recognize your obligations under these laws. In this regard, please note that even though Mr. Wang promised to unconditionally, irrevocably and personally bear any and all of the economic losses and expense you would incur if your practices were determined to be in violation of applicable laws and regulations, such expenses must be reflected as an expense in your financial statements in accordance with SAB Topic 5T.

Response: The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for paying employers’ portion of social insurance welfares, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident funds based on the actual wage paid to employees. However, given the different economic development levels in different regions, these regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company’s PRC operating entities have contributed employment benefits for all of the eligible employees at least at the minimum wage level and have received official letters from the local governing SSBs in Jiangsu Province, where the Company’s PRC operating entities are located, confirming that none of the Company’s PRC operating entities is in violation of any employment or social benefit regulations for the period from January 2017 to August 2021. The Company has evaluated all relevant facts and believes the probability that the local governing SSBs may find any of its PRC operating entities to be in violation of the relevant regulations in the future is very low. Accordingly, the Company has concluded that no additional accrual for social security premium or housing provident fund contribution is necessary in accordance with SAB Topic 5T.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC